Part III

Item 3a

Yes

LNI can exclude a Participant from the ATS services as follows:

1. LNI can exclude a Participant if the Participant ceases to meet any of the applicable admission criteria for the applicable Participant category.

2. LNI can exclude a Participant based on an inadequate level of Negotiation ATS usage. Inadequate level of system usage means that the Participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the Participant.

3. LNI can suspend or terminate a Participants participation in the Negotiation ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that LNI determines appropriate, subject to LNI acting in a non-discriminatory manner.

4. LNI can determine that a Participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the Participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a Participants assets under management falls below any applicable minimum assets under management requirement for Members, as LNI may establish in any region from time to time).

5. LNI can suspend or terminate a Participants participation if it determines that the Participant is engaging in manipulative trading activities or disclosing broker block information to a third party.

6. LNI may disable a Participant from sending conditional orders if LNI determines that the Participants firm-up rate is too low; in making this determination, LNI takes into account whether the Participants failure to firm-up is having an adverse trading cost impact on other Participants.

Match breaks

Trade Coverage personnel can break a match when specifically requested by a Member, or when Trade Coverage reasonably determines that the contra is not responsive on a match and it is unlikely that the contra will take action on the match, subject to the following conditions:

A. Trade Coverage is required to notify the contras Trade Coverage when proposing a match break.

B. The contras Trade Coverage may elect to contact the contra, in which case the initiating Trade Coverage should hold off on any further steps until hearing back from the contras Trade Coverage; if the contra is not available, or the contra indicates that he or she will not take action on the match, the contras Trade Coverage should notify the initiating Trade Coverage, at which point the initiating Trade Coverage is permitted to break the match.

C. In all cases, Trade Coverage is required to input through an internal LNI sales tool the reason or reasons for the match break.

D. As an alternative to Trade Coverage breaking a match, Trade Coverage can request that a Member Services representative break the match.

A match break prevents the two specific IOIs from matching for the remainder of the trading day. At the request of a Member, LNI can undo a match break.

Automated Market Surveillance

LNI has implemented Automated Market Surveillance functionality to detect certain offending negotiation activities which are contrary to the rules of the System. The offending activity is an instance when a Member moves an indication into the pool, triggering a match with a counterparty, and then shortly afterwards removes the matched indication out of the negotiation process. In response to a detected offending activity, the System may, depending upon the facts of the particular situation, automatically block the offending Member from matching in the applicable symbol for the remainder of the day. The System notifies the Member and the affected contra when an automated block has been implemented. Automated blocking is an objective function of pre-determined system logic and is not dependent upon the Member involved. The Member is not blocked from trading other symbols during the day. Trade Coverage personnel can remove a block instituted in accordance with this sub-section when Trade Coverage confirms that (i) there is a valid explanation for the Members actions (for example, an intervening change in the NBBO), or (ii) the Member has notified Trade Coverage that the Member is interested and will trade the stock.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

SuperBlock Governance

If the parties to a match avail themselves of the SuperBlock functionality, LNI expects that a transaction will occur between the parties. There is no time limit set specific to a SuperBlock match that will systematically break matches. However, for policing purposes, LNI has set a two-minute threshold for a response time to a SuperBlock. While matches may extend beyond that threshold and result in successful trades, in the event matches break without a successful trade, and the Trader had a sufficient amount of time to respond to the match (two minutes), that Trader will be subject to suspension of SuperBlock privileges.

Unless there is a legitimate reason for a failure to trade, the failing party will not be allowed to use the SuperBlock functionality for a period of time. For a first offense, the failing Participant will be precluded from using the SuperBlock functionality for one week, for a second offense the time period is one month and six months for a third offense.

An example of a legitimate failure would be where an IOI or order with a limit price triggers a SuperBlock related match while the limit is marketable, if the limit becomes unmarketable, the Negotiation ATS will automatically cancel the match.

An example of a non-legitimate failure would be where a Trader is involved in a match utilizing the SuperBlock functionality, then removes the IOI without trading. A Member trader has the ability to change an IOI status from Available to Match to Outside, which breaks all existing matches and prevents further matches.
See response to Item 11.c. of Part III for additional detail regarding SuperBlock functionality.